SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated August 22, 2003

COMMISSION FILE NUMBER 0-28778

TESCO CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA
(State or other jurisdiction of incorporation or organization)

6204 — 6A STREET SOUTHEAST, CALGARY, ALBERTA, CANADA T2H 2B7
(Address of principal executive office)

Registrant’s telephone number, including area code: (403) 233-0757

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                         Form 40-F     ✓

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(o) under the Securities Exchange Act of 1934.)

Yes                              No     ✓

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tesco Corporation

/s/ Bruce F. Longaker

Bruce F. Longaker Executive Vice President, Finance and Chief Financial Officer
Date: August 22, 2003

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Number

Q2 Report	Ex-99

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

	Quarters ended

	06/30/03	03/31/03	12/31/02	09/30/02	06/30/02

		(Millions of dollars)
Revenues	50.4	46.8	41.4	38.2	34.4
Gross profit	15.5	18.9	17.4	13.8	14.4
Margin %	31%	40%	43%	36%	42%
Product development expense	3.1	2.8	1.6	3.1	3.1
Selling, general and administrative expense	8.7	9.6	10.1	6.8	9.1
Depreciation and amortization	4.0	3.7	3.6	2.9	2.7
Financial (income) expense	0.0	2.3	1.5	(0.2)	0.6
Restructuring and other exceptional items	20.6
Income taxes	(7.1)	0.2	0.6	0.4	(0.4)
Net earnings (loss)	(13.8)	0.3	0.2	0.8	(0.8)
Diluted earnings (loss) ($ per share):	$(0.40)	$0.01	$0.01	$0.02	$(0.02)
Cash	29.6	32.6	58.7	91.3	113.3
Working capital	110.8	132.1	139.1	161.6	179.5
Total assets	319.5	348.2	348.4	345.1	343.3
Long term debt	62.9	68.2	72.8	73.6	70.4
Shareholders’ equity	229.9	242.6	240.1	240.2	239.4

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at July 31, 2003 and should be read in conjunction with the consolidated financial statements of the Corporation for the three and six months ended June 30, 2003 and the year ended December 31, 2002.

Results of operations

During the quarter ended June 30, 2003, the Corporation undertook a review of its cost structure and resource base in the context of current and anticipated business conditions. As a result of this review, actions have been taken or committed to that resulted in the Corporation recording substantial charges against earnings in the quarter that are non-recurring and do not typify normal business activities of the Corporation. These charges are:

Cost ($000)

Workforce reduction. Approximately 10% of the Corporation’s work force was laid off on June 25. Full provision has been made for the costs associated with this personnel reduction	2,327

Loss on disposal of Calgary land. The Corporation’s decision to pursue the opportunity to acquire a fully-equipped machine shop in Calgary resulted in management shelving plans to construct a new, consolidated facility. A provision has been recorded for the difference between the expected realization from the sale of the land acquired for this new facility and the accumulated acquisition and facility design costs	1,011

Write down of inventories. Based on its review of inventory and in light of current business conditions, the Corporation has identified obsolete components as well as items where its inventory levels are higher than required to support existing products and current manufacturing activity. Management has written down this inventory to its estimate of net realizable value	9,422

12,760

In addition to these items, the Corporation’s results for the quarter ended June 30, 2003 include two other substantial expenses arising from events associated with the continuing activities of the business that are unusual:

Cost ($000)

Bankruptcy of major customer. As described in Note 9(b) to the December 31, 2002 financial statements, the Corporation was owed $3,879 from the sale of drilling equipment to a US customer. This customer was petitioned into bankruptcy in May 2003 and management believes it is unlikely that the Corporation will recover the full amount it is owed	2,978

Retrofit electric top drive. The Corporation has identified a technical problem with the motor drive systems used in some models of its electric top drive. The Corporation has and will continue to incur costs to install the retrofit required to correct this problem that are in excess of the warranty provision made at the time of sale	4,886

7,864

These charges have been segregated in the Corporation’s statement of earnings for the three and six months ended June 30, 2003 and are excluded from the following comparative discussion of Tesco’s results of operations.

Three and six months ended June 30, 2003 and 2002

Wellsite Services Division

The following is a summary of the third party revenues of the Wellsite Services Division for the periods indicated:

	Three months ended June 30			Six months ended June 30

	2003	2002	2001	2003	2002	2001

		($000)			($000)
Portable Top Drives	16,678	19,691	34,682	37,965	42,431	66,344
Casing Drilling™	6,336	1,741	—	11,845	2,881	—
Casing Running	6,255	—	—	12,058	—	—
Well Control	440	303	807	1,556	1,137	6,875
Underbalanced Drilling	—	—	737	—	—	3,270
Other	—	213	3,576	16	213	7,728

	29,709	21,948	39,802	63,440	46,662	84,217

Revenue growth from wellsite operations in 2003 arises from increasing activity in the Corporation’s new areas of Casing Drilling™ and casing running. Activity levels for portable top drive services are running at approximately the same levels as the comparable periods in

2002, although revenues are down, principally as a result of the strengthening of the Canadian dollar against the US dollar; portable top drive services are priced primarily in US dollars.

The geographical distribution of top drive operating days and average daily operating rates over the second calendar quarters and first six months of the last three years are as follows:

	Operating days

	Three months ended June 30						Six months ended June 30

	2003		2002		2001		2003		2002		2001

Region	Days	%	Days	%	Days	%	Days	%	Days	%	Days	%

United States	1,588	36	1,603	36	3,305	45	2,819	29	3,276	34	6,438	43
Canada	398	9	224	5	1,043	14	1,823	19	1,417	15	2,666	18
S. America	527	12	875	20	1,195	16	1,014	11	1,644	17	2,319	16
Mexico	924	21	806	19	756	10	2,019	21	1,649	17	1,428	10
Asia/Pacific	556	13	618	14	528	8	1,110	11	1,091	11	1,087	7
Europe, Africa, Mid-East	378	9	280	6	510	7	831	9	528	6	898	6

	4,371		4,406		7,337		9,616		9,605		14,836

Average daily operating rates	$3,816		$4,469		$4,727		$3,948		$4,418		$4,471

Revenues from Casing Drilling™ did not increase in the second quarter as much as was anticipated. Drilling problems with the Mexico contract resulted in delays in ramping up the revenue flow from this work. Casing running revenues continue to perform in accordance with management’s expectations.

Products Division

The following is a summary of the revenues of the Products Division for the periods indicated:

	Three months ended June 30			Six months ended June 30

	2003	2002	2001	2003	2002	2001

	($000)			($000)
Portable Top Drives
– unit sales	13,745	8,557	12,765	21,142	18,551	18,651
– after-sales parts sales and service	5,056	3,838	3,416	9,563	6,715	5,662
Drilling Rigs	—	—	412	—	—	2,634
Other	1,936	27	487	3,070	428	734

Total third party	20,737	12,422	17,080	33,775	25,694	27,681
Internal sales	7,433	9,418	8,284	24,836	11,843	18,555

Total revenues	28,170	21,840	25,364	58,611	37,537	46,236

The Corporation experienced another strong revenue quarter from top drive sales and related after-sales support activity, with a total of 9 full and 3 partial units being sold in the three months to June 30, 2003, bringing the total for the year to date to 14 full and 5 partial units. This compares with 14 full units for the six months to June 30, 2002. The Corporation continues to receive strong expressions of interest from potential customers for the purchase of portable top drive units.

Gross Profit

Gross profit margins continue to be adversely affected by the strengthening of the Canadian dollar against the US dollar as a result of the fact that much of the Corporation’s manufacturing cost base is denominated in Canadian dollars while the majority of the Corporation’s revenues are denominated in US dollars. The relative exchange rate for the dates indicated has been:

	Rate	Percentage change

December 31, 2001	1.59
March 31, 2002	1.59	0%
June 30, 2002	1.52	(4%)
September 30, 2002	1.59	4%
December 31, 2002	1.57	(1%)
March 31, 2003	1.47	(6%)
June 30, 2003	1.35	(8%)

The reduction in margin percentage has also been affected by the proportionately higher contribution of Casing Drilling™ to the Corporation’s operating results. Margins on this work are burdened by additional costs associated with the introduction of a new technology.

Product Development Expense

Product development activities continue to be directed at improving the tools and process for Casing Drilling™.

Selling, General & Administrative Expense

The Corporation has achieved a reduction in selling, general and administrative expense in the current quarter compared to the immediately preceding quarter as a result of its previously announced intention to scale back in this area. Management expects further reductions as a result of the work force reductions that occurred in June.

Depreciation and Amortization

The quarter ended June 30, 2003 was the first quarter to bear a full three months of depreciation on all three of the Corporation’s Casing Drilling™ rigs, resulting in a slightly higher depreciation expense compared with the immediately preceding quarter.

Financial (Income) Expense

	Quarters ended June 30			Six months ended June 30

	2003	2002	2001	2003	2002	2001

	$000			$000
Interest income	(111)	(647)	(1,276)	(310)	(1,334)	(2,169)
Interest expense	1,261	983	1,398	2,601	2,375	2,740

Net interest expense	1,150	336	122	2,291	1,041	571
Foreign exchange (gain) loss	(441)	498	(822)	693	734	81
Other financial items	(730)	(193)	(45)	(672)	(313)	313

	(21)	641	(745)	2,312	1,462	965

The substantial increase in net interest expense in 2003 arises primarily from the reduction in the Corporation’s cash balances, resulting in a significant decrease in interest income. Interest expense for the six months ended June 30, 2002 was reduced as a result of an interest rate swap agreement entered into by the Corporation during this period. Other financial items include the Corporation’s interest in the earnings of Drillers Technology Corporation up to the end of May, 2003. As a result of a refinancing undertaken by DTC in June, 2003 which reduced Tesco’s equity interest in DTC to 18%, the Corporation has determined that it no longer has significant influence over the strategic business decision making of DTC and has therefore stopped accounting for its investment using the equity method.

Liquidity and Capital Resources

The Corporation’s financial position at June 30, 2003 reflects the initial results of previously announced initiatives to rationalize Tesco’s assets and management and operational structures. The cash position has been stabilized, with Tesco generating $0.6 million in cash from operations during the three months ended June 30, 2003 compared to a cash outflow from operations in the first three months of the year of $20.7 million. Inventory growth has been reversed and the work force reduction of approximately 10% that occurred in June is expected to save the Corporation approximately $7 million annually. The Corporation has and will continue to invest in capital assets for the development of Casing Drilling™. To this end, the previously announced purchase of a fully equipped machine shop was completed in early July. The Corporation continues to be in compliance with all of its debt covenants with the exception of the requirement to maintain a specified level of earnings to cover fixed charges; a waiver has been obtained from the debt holders with respect to this non-compliance.

Outlook

Drilling activity is and is expected to continue at levels that provide substantial opportunity for the Corporation to continue to increase its revenues. The drilling industry continues to express interest in the Corporation’s products and services, particularly Casing Drilling™. Management believes that, with the continuation of the initiatives commenced in the quarter ended June 30, 2003, the Corporation will return to profitability during the second half of 2003.

Tesco Corporation
CONSOLIDATED BALANCE SHEETS
At June 30, 2003 and December 31, 2002
(Thousands of Canadian Dollars)
Unaudited

	June 30,	December 31,
	2003	2002

ASSETS
Current assets
Cash and short term deposits	$29,632	$58,687
Accounts receivable	55,710	58,808
Income taxes recoverable	7,190	4,878
Inventories	43,297	42,915

	135,829	165,288
Property, plant and equipment	151,256	151,778
Investment	10,690	10,324
Goodwill	4,220	4,170
Intangible and other assets	17,476	16,875

	$319,471	$348,435

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$25,008	$26,220
Long term debt	62,903	72,833
Future income taxes	1,657	8,608

	89,568	107,661

Contingency (Note 6)
SHAREHOLDERS’ EQUITY
Share capital (Note 4)	154,447	151,826
Retained earnings	75,456	88,948

	229,903	240,774

	$319,471	$348,435

Tesco Corporation
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Three and six months ended June 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

	Three months		Six months

	2003	2002	2003	2002

REVENUES
Sales	$50,446	$34,370	$97,215	$72,865
Cost of sales	34,908	19,975	62,730	45,418

Gross profit	15,538	14,395	34,485	27,447

EXPENSES
Product development	3,112	3,073	5,961	7,025
Selling, general and administration	8,718	9,103	18,309	16,719
Depreciation and amortization	4,030	2,741	7,722	5,620
Financial (income) expense (Note 2)	(21)	641	2,312	1,462
Restructuring and other exceptional items (Note 3)	20,624	—	20,624	—

	36,463	15,558	54,928	30,826

Earnings (loss) before income taxes	(20,925)	(1,163)	(20,443)	(3,379)

Income taxes
Current	—	109	—	577
Future	(7,125)	(507)	(6,951)	(1,874)

	(7,125)	(398)	(6,951)	(1,297)

Net earnings (loss) for the period	(13,800)	(765)	(13,492)	(2,082)
Retained earnings, beginning of period	89,256	88,767	88,948	90,084

Retained earnings, end of period	$75,456	$88,002	$75,456	$88,002

Earnings (loss) per share:
Basic	$(0.40)	$(0.02)	$(0.39)	$(0.06)
Diluted	$(0.40)	$(0.02)	$(0.39)	$(0.06)
Weighted average number of shares:
Basic	34,545,596	34,214,785	34,456,702	34,070,450
Diluted	34,807,394	34,709,059	34,807,199	34,575,583

Tesco Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three and six months ended June 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

	Three months		Six months

	2003	2002	2003	2002

OPERATING ACTIVITIES
Net earnings (loss) from continuing operations for the period	$(13,800)	$(765)	$(13,492)	$(2,082)
Adjusted for items not involving funds-
Future income taxes	(7,125)	(507)	(6,951)	(1,874)
Reserve for loss on sale of land	1,011	—	1,011	—
Unrealized (gains) losses on exchange	(5,456)	(3,457)	(9,667)	(3,403)
Depreciation and amortization	4,030	2,741	7,722	5,620
Amortization of deferred maintenance costs	749	—	1,593	—
Amortization of financial items	26	—	53	—
Equity in earnings of affiliate	(366)	85	(366)	(54)

	(20,931)	(1,903)	(20,097)	(1,793)
Changes in non-cash balances affecting operations (Note 5)	21,856	(2,117)	3,111	(1,052)
Expenditures on deferred maintenance costs	(320)	—	(3,059)	—

	605	(4,020)	(20,045)	(2,845)

INVESTING ACTIVITIES
Additions to capital assets	(2,565)	(14,102)	(9,981)	(20,744)
increase (decrease) in accounts payable	(3,395)	4,301	(3,919)	2,360

	(5,960)	(9,801)	(13,900)	(18,384)
Proceeds on sale of capital assets	1,238	276	2,318	411
Payment in respect of Mexican tax reassessment (Note 6)	—	(5,630)	—	(5,630)
Additional purchase costs of Bo Gray assets	—	—	(49)	—
Changes in other assets	—	(1,458)	—	746

	(4,722)	(16,613)	(11,631)	(22,857)

FINANCING ACTIVITIES
Issue of share capital	1,114	2,046	2,621	4,387

Net increase (decrease) in cash position during period	(3,003)	(18,587)	(29,055)	(21,315)
Cash — beginning of period	32,635	131,840	58,687	134,568

Cash — end of period	$29,632	$113,253	$29,632	$113,253

Tesco Corporation
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three and six months ended June 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

1.	Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Corporation’s audited consolidated financial statements for the year ended December 31, 2002.

The Corporation ceased to equity account for its investment in Drillers Technology Corporation during the quarter ended June 30, 2003 as its equity interest in DTC was diluted to approximately 18% as a result of a refinancing of DTC and the Corporation no longer has significant influence over DTC’s strategic business decisions.

2.	Financial (Income) Expense

	Three months		Six months

	2003	2002	2003	2002

Interest income	$(111)	$(647)	$(310)	$(1,334)
Interest expense	1,261	983	2,601	2,375
Foreign exchange (gain) loss	(441)	498	693	734
Other financial items	(730)	(193)	(672)	(313)

	$(21)	$641	$2,312	$1,462

3.	Restructuring and other exceptional items

During the quarter ended June 30, 2003, the Corporation incurred substantial exceptional costs and liabilities associated with the restructuring of its activities and other events. The charges against earnings in respect of these items were:

Work force reduction costs	$2,327
Write down of redundant inventory	9,422
Reserve for loss on sale of land	1,011
Equipment retrofit costs	4,886
Loss on bankruptcy of major customer	2,978

$20,624

4.	Share Capital

Issued common shares:

	Periods ended

	June 30, 2003		June 30, 2002

	# of shares	$	# of shares	$

Balance, January 1	34,342,796	151,826	33,891,931	146,983
Issued for cash on exercise of options	148,167	1,507	217,749	2,341

Balance, March 31	34,490,963	153,333	34,109,680	149,324
Issued for cash on exercise of options	111,900	1,124	182,466	2,046
Share issue costs	—	(10)	—	—

Balance, June 30	34,602,863	154,447	34,292,146	151,370

Stock options:

		Average		Average
	# of options	exercise price	# of options	exercise price

Balance, January 1	2,038,202	$14.30	2,123,967	$12.51
Granted	100,000	$14.40	525,000	$19.35
Exercised	(148,167)	$10.17	(217,749)	$10.78
Expired	(12,450)	$17.67	(61,750)	$12.47

Balance, March 31	1,977,585	$14.60	2,369,468	$14.28
Granted	565,000	$14.42	—	$—
Exercised	(111,900)	$10.04	(182,466)	$11.21
Expired	(89,238)	$15.00	(5,000)	$20.00

Balance, June 30	2,341,447	$14.74	2,182,002	$14.40

The Corporation recognizes no compensation costs in respect of options granted under its employee Stock Option Plan. Details of options granted since January 1, 2002 and their fair values, determined using the Black Scholes option-pricing model, are as follows:

			Time to Exercise	Risk Free Interest		Fair Value
Date of Grant	Options Granted	Exercise Price	(years)	Rate	Volatility	($'000's)

Mar 14/02	525,000	$19.35	4	4.85%	69%	5,600
Mar 26/03	100,000	$14.40	4	4.27%	64%	746
May 15/03	540,000	$14.42	4	3.03%	63%	3,926
May 20/03	25,000	$12.95	4	3.43%	63%	163

The Corporation does not anticipate paying any dividends during the expected life of these options.

If the Corporation applied the fair value method of accounting for stock-based compensation, the estimated fair values of each option grant would be recorded as additional compensation expense over the vesting period of the options. The pro-forma effect of applying this method of accounting would be to increase the loss for the three and six months ended June 30, 2003 by $606 and $1,285 respectively and increase the loss per basic and diluted share by $0.02 and $0.04.

5.	Supplementary Cash Flow Information

a)	Components of changes in non-cash balances affecting operations are:

	Three months		Six months

	2003	2002	2003	2002

Decrease (increase) in accounts receivable	$12,207	$4,658	$3,098	$17,451
Increase (decrease) in income taxes payable	—	(588)	—	(588)
Decrease (increase) in income taxes recoverable	(1,334)	(2,037)	(2,312)	(2,876)
Decrease (increase) in inventories	11,442	(1,658)	(382)	(11,788)
Increase (decrease) in accounts payable and accrued liabilities	(459)	(2,492)	2,707	(3,251)

	$21,856	$(2,117)	$3,111	$(1,052)

b)	Cash payments in respect of:

	Three months		Six months

	2003	2002	2003	2002

Interest	$—	$—	$2,771	$2,812
Income taxes	$1,334	$2,889	$2,312	$4,163

c)	Cash receipts in respect of:

	Three months		Six months

	2003	2002	2003	2002

Interest	$175	$632	$514	$1,416
Income taxes	$—	$483	$—	$483

6.	Contingency

The Corporation has been advised by the Mexican tax authorities that they believe significant expenses incurred by Tesco’s Mexican operations, commencing in 1996, are not deductible for Mexican tax purposes. Management, in consultation with its Mexican tax advisors, is disputing the position of the tax authorities and is unable to make any reasonable estimate at this time of the amount of additional expense, if any, that may be incurred by the Corporation in resolving this issue.

Tesco Corporation
SEGMENT INFORMATION
Three and six months ended June 30, 2003 and 2002
(Thousands of Canadian Dollars)
Unaudited

Three months to:	June 30, 2003				June 30, 2002

	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Operations:
Products	7,433	20,737	272	3,398	9,418	12,422	270	2,548
Services	1,258	29,709	3,382	1,832	2,293	21,948	2,036	3,021

	8,691	50,446	3,654	5,230	11,711	34,370	2,306	5,569

Intersegment eliminations			(215)	(66)			3	34
Product development expense			136	(3,112)			—	(3,286)
Restructuring and other exceptional items				(20,624)
Corporate items			455	(2,353)			432	(3,480)

			4,030	(20,925)			2,741	(1,163)

				Revenues				Revenues

Geographic:
Canada				8,970				3,076
United States				21,772				13,328
Mexico				4,539				3,409
South America				2,300				4,266
South East Asia				9,000				5,978
Europe, Africa and Middle East				3,865				4,313

				50,446				34,370

Six months to:	June 30, 2003				June 30, 2002

	Revenues				Revenues
			Depreciation	Earnings			Depreciation	Earnings
	Internal	Third party	and amortization	before taxes	Internal	Third party	and amortization	before taxes

Operations:
Products	24,836	33,775	530	5,425	11,843	25,694	533	1,085
Services	3,665	63,440	6,860	7,627	3,551	47,171	4,224	8,698

	28,501	97,215	7,390	13,052	15,394	72,865	4,757	9,783

Intersegment eliminations			(908)	1,081			6	214
Product development expense			345	(5,961)			—	(6,982)
Restructuring and other exceptional items				(20,624)
Corporate items			895	(7,991)			857	(6,394)

			7,722	(20,443)			5,620	(3,379)

				Revenues				Revenues

Geographic:
Canada				18,473				9,654
United States				39,250				29,474
Mexico				16,115				7,181
South America				4,558				7,828
South East Asia				11,712				11,547
Europe, Africa and Middle East				7,107				7,181

				97,215				72,865